FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of April 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------


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                                                    Buenos Aires, April 14, 2004


Messrs.

Argentine Securities Commission

---------------------------

                                                      Reference: MULTICANAL S.A.

                             Acuerdo Preventivo Extrajudicial ("APE") Proceeding

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Dear Sirs,

                Martin G. Rios, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the "Company"), proof of such representation previously filed, with a registered domicile established at Hipolito Yrigoyen 1628, 2nd Floor, Federal Capital City, addresses this letter to the Commission to let you know that today the Company was notified of the contents of the ruling dated April 14, 2004 issued in the case captioned "Multicanal S.A. s/ Acuerdo Preventivo Extrajudicial" under the jurisdiction of the National Court of First Instance in Commercial Matters No. 4, Clerk's Office No. 8, rejecting the oppositions filed and confirming the Acuerdo Preventivo Extrajudicial filed by the Company.

                In addition, the Court resolved: "summoning those present at the meeting held on December 10, 2003 under the provisions of Section 45 bis of the Argentine Insolvency Law, who voted against or abstained from voting, as well as those who were absent...within 30 days from the last publication of legal notices (to be carried out for the term and in the locations noted for the meeting held under Section 45 bis of the Argentine Insolvency Law) to exercise the right granted to the rest of the creditors to elect...[among the three options presented, under the same conditions as those who have already made such election]...directly with the debtor; provided that in the case of silence such creditor's holdings shall be allocated to the Available Options..."

                The Company shall keep this Commission informed of all relevant facts with respect to the APE.



                Yours sincerely,


                                                     Martin G. Rios

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, April 15, 2004         By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer